Exhibit 99.1

FCA to announce First Quarter 2016 financial results on April 26

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the first quarter of 2016 will be released on Tuesday, April 26, 2016.
A live audio webcast of the 2016 Q1 results and conference call will begin at 1.00 p.m. BST / 2.00 p.m. CEST / 8.00 a.m. EDT on Tuesday, April 26.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 20 April 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com